SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair's Faro base opens today

7 aircraft, 30 routes and 1.3m pax p.a.

Ryanair, the World's favourite airline, today (25th Mar 10) opened its 39th base at Faro with seven aircraft and 30 routes which will increase Ryanair's traffic at Faro to 1.3m passengers p.a. and sustain 1,300 jobs at Faro Airport.

Ryanair celebrated this new base and 30 routes by releasing 1m €5 seats for travel across its European network in late April and May which are available for booking on www.ryanair.comuntil midnight Monday (29th Mar).

Speaking in Faro today, Ryanair's Eddie Wilson said:

"Ryanair is delighted to open its Faro base which offers passengers 30 routes and will deliver 1.3million passengers p.a. which will sustain 1,300 local jobs. With 30 low fare routes to/from Faro this summer Portuguese consumers and visitors can beat the recession by choosing Ryanair's lowest fares and our no fuel surcharge guarantee on exciting destinations all over Europe including France, Italy and Germany.

"To celebrate the opening of our Faro base we are releasing 1m €5 seats for travel in late April and May on over 500 Ryanair routes throughout Europe".

Heitor da Fonseca, Member of the Board of Directors of ANA, said:

 "Ryanair's based operations at Faro will be an important catalyst for economic activity in the region. First of all it is a sign of commitment from the main European low cost airline to the  potential of the Algarve and it offers a unique opportunity to affirm the Algarve region as a high quality tourism destination within Europe. For Faro Airport Ryanair's base will bring a more efficient use of the existing capacity and essential market diversification for the continuous growth of air passenger traffic at this airport".

Ryanair's 30 Faro routes in 2010

Billund	Edinburgh	Maastricht
Birmingham	Eindhoven	Madrid
Bournemouth	Frankfurt (Hahn)	Marseille
Bremen	Glasgow	Munich West
Bristol	Hamburg-Lubeck	Milan
Brussels	Kerry	Oslo
Derry	Knock	Paris
Dublin	Leeds	Porto
Dusseldorf (Weeze)	Liverpool	Shannon
East Midlands	London	Stockholm

Ends.                                                     Thursday, 25th March 2010

For further information:
Daniel DeCarvalho - Ryanair             Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271                        Tel: 00 353 1 4980 30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  25 March, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary